January 4, 2011

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	The Great Atlantic & Pacific Tea Company, Inc.
Form 10-K for Fiscal Year Ended February 27, 2010
Filed May 6, 2010
File No. 001-04141

Dear Mr. Owings:

The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), herewith submits responses to the supplemental comments of the staff regarding the Company’s Form 10-K for the Fiscal Year Ended February 27, 2010 filed May 6, 2010 as set forth in your letter dated November 17, 2010 (the “Comment Letter”).

Set forth below are the Staff’s additional comments contained in your letter and immediately following each comment is the Company’s response:

Form 10-K for the Fiscal Year Ended February 27, 2010

Item 9A.  Controls and Procedures, page 7

1.  We note your response to comment one in our letter dated November 17, 2010 and reissue this comment in part.  Please revise your response to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or remove the reference to the level of assurance of your disclosure controls and procedures.  In this regard we note your response that a control system can provide only reasonable assurance of achieving desired control objectives but that you do not state whether your controls and procedures are designed to provide reasonable assurance of achieving desired objectives.

Response:  The Company proposes to include in future filings disclosure substantially the same as the following paragraph.

Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Company’s President and Chief Executive Officer along with our Company’s Senior Vice President, Chief Financial Officer and Treasurer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carry out a variety of on-going procedures, under the supervision and with the participation of our management, including our Company’s President and Chief Executive Officer and Senior Vice President, Chief Financial Officer and Treasurer, to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Company’s President and Chief Executive Officer and Senior Vice President, Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures were effective as of February 27, 2010.

Incorporation by reference of Management’s Annual Report on Internal Control over Financial Reporting
Management of The Great Atlantic and Pacific Tea Company, Inc. has
prepared an annual report on internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management’s report is included in our Company’s Fiscal 2009 Annual Report to Stockholders and is herein incorporated by reference in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting
There has been no change during our Company’s fiscal year ended February 27, 2010 in our Company’s internal control over financial reporting (as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our Company’s internal control over financial reporting.

Item 15 – Exhibits and Financial Statement Schedules, page 13

We note your response to comment two in our letter dated November 17, 2010 that “[t]he company proposes to file with its next current or periodic report complete copies of all materials agreements, including all exhibits, schedules and attachments.”  We also note that you subsequently filed Form 8-Ks on December 12, 2010 and December 17, 2010 and did not file with either report complete copies of your material agreements that have not been previously filed.  Please advise us as to why you did not file these material agreements with either current report, as your response indicates, and advise us as to when you will file the agreements.

Response:  At the time of the filing of the Forms 8-K referred to in your comment, the Company was focused upon the disclosures required by its December 12th bankruptcy filing and upon attendant events, and had not completed a review of all material agreements previously filed to ensure compliance with your original comment.  The Company proposes to file with its next Form 10-Q, currently scheduled to be filed on January 13, 2011, complete copies of all material agreements, including all exhibits, schedules and attachments, that have not been previously filed in accordance with the foregoing comment.  The Company will ensure that complete copies of all material agreements, including all exhibits and/or schedules, shall be filed in all future filings as required under Item 601(b)(10) of Regulation S-K, or shall advise you as to why such documents are otherwise not required to be filed.

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Form 10-K may be directed to Christopher McGarry at (201) 571-8161.

Very truly yours,

Christopher W. McGarry
Senior Vice President & General Counsel

c:           Lisa Kohl, Examiner
Sam Martin